1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

August 29, 2022

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 2,535

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,535 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the iShares MSCI Water Management Multisector ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on May 26, 2022. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response:	As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2:	Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value, yield, and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response:	The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The

BRUSSELS     CHICAGO     FRANKFURT     HOUSTON     LONDON     LOS ANGELES     MILAN

NEW YORK     PALO ALTO     PARIS     ROME     SAN FRANCISCO     WASHINGTON

August 29, 2022

Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 3:	Please consider adding disclosure to clarify the connection between the two subsets of index constituents in the first paragraph of the section entitled “Principal Investment Strategies” in the Summary Prospectus on page S-2 with the two subsets of constituents, one based on “water supply” and the other based on “water usage,” on pages S-3 and S-4 of the Summary Prospectus.

Response:	The Trust has revised the first paragraph of the section entitled “Principal Investment Strategies” in the Summary Prospectus as follows (updates in bold and underline):

The Fund seeks to track the investment results of the MSCI ACWI IMI Sustainable Water Transition Extended Capped Index (the “Underlying Index”), which has been developed by MSCI, Inc. (the “Index Provider” or “MSCI”). The Underlying Index is composed of U.S. and non-U.S. equity securities selected from the MSCI ACWI Investable Market Index (IMI)(the “Parent Index”). ~~Constituents~~ The Underlying Index is composed of two sets of constituents: ~~either~~ 1) companies that provide, or have high exposure to, water-focused products or services and derive at least 10% of their revenues from “sustainable water” (the “water supply universe”), or 2) companies that demonstrate relatively efficient water management (the “water usage universe”), each as determined by MSCI and described below. MSCI defines “sustainable water” as products and services that address water scarcity or water quality issues, including specialized waste water treatment chemicals, smart metering devices, drought-resistant seeds, wastewater filters, desalination equipment and services, maintenance of water distribution infrastructure, and construction of waste water plants and storm water systems. To assesses water management efficiency, MSCI calculates a water stress management score using metrics related to a company’s water usage governance, strategy, targets and performance as well as water conflicts controversies.

The Trust has also made corresponding changes elsewhere in the Fund’s Principal Investment Strategies section.

Comment 4:	In the first paragraph of the section entitled “Principal Investment Strategies” in the Summary Prospectus on page S-2, it is stated that “Constituents either 1) provide water-focused products or services and derive at least 10% of their revenues from ‘sustainable water’ or 2) demonstrate relatively efficient water management. . . .”

August 29, 2022

Please add a definition of “demonstrate” similar to how “sustainable water” is defined in this same paragraph.

Response:	The Trust has added a sentence to the end of the first paragraph of the section entitled “Principal Investment Strategies” in the Summary Prospectus, as shown in the response to comment 3.

Comment 5:	In the section entitled “Principal Investment Strategies” in the Summary Prospectus on page S-3, it is stated that “This score represents the percentage of a company’s total revenues derived from water-based business segments, based on whether a segment includes the key words ‘water,’ ‘plumbing,’ or ‘flow’ or is assigned to certain Standard Industrial Classification codes (e.g., pumps and pumping equipment, plumbing fixtures, water well drilling, sewerage system, air and water resource and solid waste management, water supply).”

Please clarify in the disclosure the frequency with which these key words must appear (e.g., clarify whether a segment is a “water-based business segment” if “water” occurs only once in the search results) and what sources are searched for these key words.

Response:	The Index Provider considers a business segment to be “water-based” if the segment name, as reflected in company financial reports, includes at least one instance any of the key words “water,” “plumbing” or “flow”. The Trust has made the following revisions to the Fund’s Principal Investment Strategies to clarify this point (updates in bold and underline):

Second, companies with a “business segment relevance” to water score of 25% or more, as determined by the Index Provider, are included. This score represents the percentage of a company’s total revenues derived from water-based business segments. The Index Provider considers a business segment to be water-based if ~~based on whether a segment~~ 1) its name includes at least one instance of any of the key words “water,” “plumbing,” or “flow” or 2) the segment is assigned to certain Standard Industrial Classification codes (e.g., pumps and pumping equipment, plumbing fixtures, water well drilling, sewerage system, air and water resource and solid waste management, water supply).

Comment 6:	On page S-4, it is stated that, “[r]evenue figures associated with ‘sustainable water’ activities are sourced from publicly available information or are estimated by the Index Provider based on certain assumptions.” Please clarify in the disclosure how “sustainable water” activities are identified.

Response:	The Trust has made the following revisions to the Summary Prospectus to clarify how sustainable water activities are identified (updates in bold and underline):

August 29, 2022

Fourth, companies that derive 25% or more revenues from “sustainable water” products and services (as defined above) are included. Revenue figures associated with “sustainable water” activities are sourced from publicly available information when available. Revenue figures may be ~~or are~~ estimated by the Index Provider when companies do not report exact revenue figures for “sustainable water” products and services; these estimates are based on certain assumptions, including that a given company’s product lines are of equal weight in terms of revenue contribution in the absence of information indicating otherwise.

Comment 7:	In the section entitled “Principal Investment Strategies” in the Summary Prospectus on page S-3, it is stated that “companies within the GICS sectors of materials, information technology, industrials and utilities are included if they have a ‘business description relevance’ to water score of 75% or more, as determined by the Index Provider. Companies in the GICS sub-industries of diversified chemicals, specialty chemicals and electronic equipment are included if they have a ‘business description relevance’ score of 25% or more, as determined by the Index Provider. This score is derived, in part, on the frequency of the key words ‘water,’ ‘plumbing,’ or ‘flow’ as a percentage of the total number of words in the company’s business description.”

Please clarify whether the frequency of the key words is the primary criteria to determine the ‘business description relevance’ to water score, and if not, what is the primary criteria.

Response:	The frequency of the key words in a company’s business description is the primary criterion for the “business description relevance” to water score. The Trust has revised the Fund’s Principal Investment Strategies as follows to clarify this point (updates in bold and underline):

This [“business description relevance”] score is based primarily ~~derived, in part,~~ on the frequency of the key words “water,” “plumbing” and “flow” as a percentage of the total number of words in the company’s business description.

Comment 8:	In the section entitled “Principal Investment Strategies” in the Summary Prospectus on page S-3, it is stated that, “Constituents in the water supply universe of the Underlying Index engage in, or have high exposure to, the business activities of water supply, water utilities, water treatment or water-related equipment.”

Please clarify what qualifies as “engage in” and “have high exposure to.” If revenue is considered, please so state.

Response:	The Trust confirms that revenue may be considered when determining whether a constituent is deemed to “engage in” or “have high exposure to” the business activities of water supply, water utilities, water treatment or water-related equipment, as described in further detail in the response to Comment 9 about the four possible ways for including companies in the “water supply universe”.

August 29, 2022

Comment 9:	In the section entitled “Principal Investment Strategies” in the Summary Prospectus on page S-3, it is stated that, “There are four alternative criteria for a company to be included in the water supply universe. First, all companies from the water utility GICS sub-industry are included.”

Please clarify whether these four alternative criteria are alternative to the criteria for constituents that engage in, or have high exposure to, the business activities of water supply, water utilities, water treatment or water-related equipment.

Response:	The four criteria are not alternative to the criteria for constituents that engage in, or have high exposure to, the business activities of water supply, water utilities, water treatment or water-related equipment. The four criteria represent four distinct filters, one of which a company must satisfy for inclusion in the water supply universe (i.e., companies that engage in, or have high exposure to, the business activities of water supply, water utilities, water treatment or water-related equipment.) The Trust has made the following revisions to the Fund’s Principal Investment Strategies to clarify this point (updates in bold and underline):

There are four ~~alternative criteria~~ possible ways for a company to be deemed to be engaged in, or have high exposure to, the business activities of water supply, water utilities, water treatment or water-related equipment and, therefore, included in the water supply universe. First, all companies from the water utility GICS sub-industry are included.

Comment 10:	In the section entitled “Principal Investment Strategies” in the Summary Prospectus on page S-4, it is stated that, “[a] company’s water stress management score is based on the following factors: . . . (3) performance (e.g., water intensity trend, as a proportion of sales). . . .” Please provide a definition of “water intensity trend” either here or in the Statutory Prospectus.

Response:	The Trust has made the following revisions to the section entitled “More Information About the Fund – Additional Index Information – Water Usage Universe” in the Statutory Prospectus (updates in bold and underline):

A company’s water stress management score is based on the following factors: . . . Performance (e.g., water intensity trend (as a proportion of sales), water intensity vs. peers as measured by water consumption, water withdrawal and intensity trends); and Water conflicts controversies (e.g., if a company is competing for water in a drought area).”

A company’s water intensity is measured as the ratio of either its water withdrawal (i.e., water that is removed from a surface or ground source, some or all of which may be returned after its use in the company’s processes) or its water consumption (i.e., water that is removed for use and not returned) relative to the company’s sales (in USD millions).

August 29, 2022

Comment 11:	For purposes of the Fund’s policy of investing at least 80% of its assets in the component securities of its Underlying Index, please confirm that derivatives will be marked to market when calculating the value of the Fund’s assets.

Response:	The Trust confirms that derivatives are marked to market for purposes of calculating the Fund’s assets and testing compliance with the Fund’s 80% policy.

Comment 12:	In the section entitled “Principal Investment Strategies” in the Summary Prospectus on page S-5, it is stated that the Fund may concentrate in a particular industry or sector to approximately the same extent that the Underlying Index is concentrated. The Staff requests that the registrant include principal risks for those industries or sectors in which the Underlying Index is concentrated.

Response:	The Trust respectfully refers the Staff to the existing disclosure on page S-4 of the Summary Prospectus that states that “[a]s of December 1, 2021, a significant portion of the Underlying Index was represented by securities of companies in the industrials, information technology, materials and utilities industries or sectors.” The Trust has updated this disclosure to reflect the applicable industries or sectors as of August 22, 2022.

Comment 13:	Please add a water-specific risk. “ESG Risk” is overly broad since the Fund focuses on the water supply management aspect of ESG.

Response:	The Trust has added a water-specific risk entitled “Water Management Investment Strategy Risk” in the section entitled “Summary of Principal Risks” in the Summary Prospectus and in the section entitled “A Further Discussion of Principal Risks” in the Statutory Prospectus.

Comment 14:	Please add Summary Prospectus risks for the information technology, small-capitalization, and materials industries or sectors. If these risks are not included because the Trust has performed an analysis that has determined they should not be added, please so state.

Response:	The Trust makes an assessment that a risk factor should be included in the Summary Prospectus if it believes there is significant exposure to a particular industry or sector or a market capitalization range in the Underlying Index. The registration statement will be updated to reflect the current industry or sector exposure.

Comment 15:	The Staff notes its prior comments to other funds in the iShares fund complex regarding the creation language in the Fund’s SAI.

Response:	The Trust notes that it received a supplemental comment relating to the iShares fund complex creation language on August 24, 2022, in connection with the iShares J.P. Morgan Broad USD Emerging Markets Bond ETF, a series of the Trust, and that the response letter dated August 26, 2022 for that series of the Trust would apply to this series as well.

August 29, 2022

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Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:

Marisa Rolland

Adithya Attawar

Nick Cordell

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Toree Phuong Ho

Alexis Hassell